80
3/4/02

K9 2/28



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 27 2002
340

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response . . . | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-46418 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Abacus International Capital Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Canal Street, 2nd Floor
(No. and Street)

| New York | New York | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C.C. Sung, President — 212-285-4770
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radics & Co., LLC
(Name — *if individual, state last, first, middle name*)

| 55 Highway 46 East | Pine Brook | New Jersey | 07058 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

3/11/02 FV

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Jill Sung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus International Capital Corp., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



Signature

Vice President

Title



02/26/02

Notary Public

WILSON B. DIEP
NOTARY PUBLIC, State of New York
No. 01DI6000207
Qualified in Queens County
Commission Expires Dec. 15 2001

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) ~~Statement of Financial Condition~~ Balance Sheet
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ABACUS INTERNATIONAL CAPITAL CORP.

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2001

ABACUS INTERNATIONAL CAPITAL CORP.

TABLE OF CONTENTS

R

# RADICS & CO., LLC

Established 1933

Certified Public Accountants & Consultants

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Abacus International Capital Corp.

We have audited the accompanying balance sheet of Abacus International Capital Corp. (a wholly owned subsidiary of Abacus Federal Savings Bank and hereafter referred to as the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus International Capital Corp. at December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 21, 2002

55 US Highway 46 East, Post Office Box 676, Pine Brook, NJ 07058-0676
Voice: 973-575-9696 Fax: 973-575-9695
Internet: www.radics.com

ABACUS INTERNATIONAL CAPITAL CORP.
BALANCE SHEET
December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $ 16,848 |
| Deposits with clearing organization | 39,410 |
| Nasdaq stock warrants | 3,300 |
| Furniture and fixtures | 2,196 |
| Due from parent | 22,889 |
| Other | 6,184 |
| Total assets | $ 90,827 |
| **Liabilities and stockholder's equity** | |
| Franchise taxes payable | $ 680 |
| Accounts payable and accrued expenses | 2,177 |
| Total liabilities | 2,857 |
| Commitments and contingencies | - |
| **Stockholder's equity** | |
| Common stock, 200 shares authorized, no par value; 200 shares issued and outstanding | 500 |
| Additional paid-in capital | 188,375 |
| Accumulated (deficit) | (100,905) |
| Total stockholder's equity | 87,970 |
| Total liabilities and stockholder's equity | $ 90,827 |

See notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF OPERATIONS
Year Ended December 31, 2001

| | |
|---|---|
| Revenues: | |
| Commissions | $ 15,497 |
| Interest income | 1,604 |
| Total revenues | 17,101 |
| Costs and expenses: | |
| Compensation | 62,616 |
| Regulatory fees and expenses | 2,096 |
| Office expenses | 2,419 |
| Insurance | 5,751 |
| Other | 6,085 |
| Total costs and expenses | 78,967 |
| (Loss) before income taxes (benefit) | (61,866) |
| Income taxes (benefit) | (37,182) |
| Net (loss) | $ (24,684) |

See notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | Additional Paid-In Capital | Accumulated (Deficit) | Total |
|---|---|---|---|---|
| Balance - December 31, 2000 | $ 500 | $ 138,375 | $ (76,221) | $ 62,654 |
| Capital contribution | - | 50,000 | - | 50,000 |
| Net (loss) for the year ended December 31, 2001 | - | - | (24,684) | (24,684) |
| Balance - December 31, 2001 | $ 500 | $ 188,375 | $ (100,905) | $ 87,970 |

See notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net (loss) | $ (24,684) |
| Adjustments to reconcile net (loss) to net cash (used in) operating activities: | |
| Depreciation | 842 |
| Changes in net assets and liabilities: | |
| (Increase) in deposits with clearing organization | (12,334) |
| Decrease (increase) in due from parent | (6,119) |
| (Decrease) in franchise taxes payable | (700) |
| Increase in accounts payable and accrued expenses | 1,645 |
| Increase in other assets | (6,064) |
| Net cash (used in) operating activities | (47,414) |
| Cash flows from financing activities: | |
| Contribution of capital | 50,000 |
| Net increase in cash | 2,586 |
| Cash - beginning | 14,262 |
| Cash - ending | $ 16,848 |

See notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS

## 1. ORGANIZATION AND NATURE OF BUSINESS

Abacus International Capital Corp. (the "Company.") was formed in New York on March 15, 1993, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and another security dealer, all securities transactions of the Company are cleared through the security dealer, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the security dealer.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Securities transactions

Proprietary security transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on the trade date.

### Revenues

Profits and losses from trading activities and commissions realized on agency transactions are recorded on a trade date basis.

### Income taxes

Federal income taxes (benefit) and New York City and State franchise taxes have been provided for in these financial statements.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

### Nasdaq stock warrants

Nasdaq stock warrants were issued in conjunction with a restructuring of the National Association of Securities Dealers, Inc. ("NASD"). The Company, as a member of NASD, was entitled to purchase 300 warrants at $11 per warrant. Each warrant entitled the Company to purchase four shares of common stock of The NASDAQ STOCK MARKET, INC. Such shares are allocated to four tranches. The warrants become exercisable for 300 shares of stock each on June 28, 2002, June 30, 2003, June 26, 2004 and June 28, 2005 at $13.00, $14.00, $15.00 and $16.00, respectively, per share. Each exercise period expires the day before the next exercise period commences. As the warrants are not readily marketable, the Company is carrying them at cost.

### Furniture and fixtures

Furniture and fixtures are amortized over a useful life of five years and are recorded at cost, net of accumulated depreciation.

## 3. INCOME TAXES (BENEFIT)

Income taxes (benefit) is comprised of the following:

| | Year Ended December 31, 2001 |
|---|---|
| Current federal income taxes (benefit) | $ (19,199) |
| Current state/city franchise taxes | (17,983) |
| | $ (37,182) |

The following table presents a reconciliation between the reported income taxes (benefit) and the income taxes (benefit) that would have been computed by applying the normal federal income tax rate of 34% to (loss) before income taxes (benefit):

| | Year Ended December 31, 2001 |
|---|---|
| Federal income taxes (benefit) | $ (21,034) |
| Add effect of: | |
| State/city franchise taxes | (11,869) |
| Other | (4,279) |
| | $ (37,182) |

## 3. INCOME TAXES (BENEFIT) (Cont'd.)

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying the applicable income tax rate to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. In addition, deferred tax assets are provided for the future tax benefits of net operating loss carryforwards. Net operating loss carryforwards existing prior to the date of acquisition of the Company by Abacus Federal Savings Bank (AFSB") total approximately $39,819 and expire at various times through December 31, 2014. These net operating loss carryforwards may only be utilized to offset future taxable income of the Company. As the Company has a history of losses, a 100% valuation allowance has been established against the deferred tax asset of $13,538 at December 31, 2001.

## 4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $53,113, which was in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 5% at December 31, 2001.

## 5. RELATED PARTY TRANSACTIONS

The Company maintains an office within the facilities of AFSB. AFSB also provides various administrative and office services to the Company. During 2001, the fair value of these services were insignificant, and are not included in these financial statements. AFSB's president and Chairman of the Board is also the Company's president.

## 6. CONTINGENT LIABILITY

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

## 7. LIQUIDITY

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses since inception. However, the Company's parent, AFSB, has demonstrated the willingness and ability to fund the Company's losses and is expected to continue to do so.

ABACUS INTERNATIONAL CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2001 |
|---|---|
| NET CAPITAL: | |
| Total ownership equity | $ 87,970 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Furniture and fixtures | 2,196 |
| Due from parent | 22,889 |
| Other | 6,184 |
| | 31,269 |
| Net capital before haircuts on securities positions | 56,701 |
| Haircuts on securities positions, Nasdaq stock warrants and others | (3,588) |
| Net capital | $ 53,113 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in the statement of financial condition: | |
| Accounts payable and accrued expenses | $ 2,177 |
| Franchise taxes payable | 680 |
| | $ 2,857 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 48,113 |
| Excess net capital at 1000% | $ 52,827 |
| Percentage of aggregate indebtedness to net capital is: | 5.4% |
| Reconciliation of the computation of net capital under Rule 15c3-1: | |
| Net capital as reported and as above | $ 53,113 |

R

RADICS & CO., LLC

Established 1933

Certified Public Accountants & Consultants

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Abacus International Capital Corp.

In planning and performing our audit of the financial statements and supplementary information of Abacus International Capital Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

This report recognizes that it is not practicable in an organization the size of the Company to have complete segregation of duties and/or other controls generally included in a system of internal control and that, alternatively, greater reliance must be placed on supervision by management.

55 US Highway 46 East, Post Office Box 676, Pine Brook, NJ 07058-0676
Voice: 973-575-9696 Fax: 973-575-9695
Internet: www.radics.com

To the Board of Directors of
Abacus International Capital Corp.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Radics & Co., LLC

February 21, 2002